Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Warby Parker Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

93403J106

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 93403J106	Schedule 13G	Page 1 of 4

1	Names of Reporting Persons Neil H. Blumenthal
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 6,299,380
	6	Shared Voting Power 3,119,661
	7	Sole Dispositive Power 6,299,380
	8	Shared Dispositive Power 3,119,661
9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,419,041
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 9.0%
12	Type of Reporting Person IN

CUSIP No. 93403J106	Schedule 13G	Page 2 of 4

ITEM 1.	(a)	Name of Issuer:

Warby Parker Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

233 Spring Street, 6th Floor East, New York, NY 10013

ITEM 2.	(a)	Name of Person Filing:

This statement is filed on behalf of Neil H. Blumenthal (the “Reporting Person”).

(b)	Address or Principal Business Office:

The business address of the Reporting Person is c/o Warby Parker Inc., 233 Spring Street, 6th Floor East, New York, NY 10013.

(c)	Citizenship of each Reporting Person is:

Neil H. Blumenthal is a citizen of the United States.

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”).

(e)	CUSIP Number:

93403J106

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of December 31, 2022, based upon 95,945,481 shares of Class A Common Stock outstanding as of November 8, 2022, based on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022.

CUSIP No. 93403J106	Schedule 13G	Page 3 of 4

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Neil H. Blumenthal	9,419,041	9.0%	6,299,380	3,119,661	6,299,380	3,119,661

Mr. Blumenthal may be deemed to beneficially own 9,419,041 shares of Class A Common Stock, which consists of (i) 106 shares of Class A Common Stock and 4,203,294 shares of Class B Common Stock of the Issuer, which are convertible into Class A Common Stock on a one-for-one basis at the holder’s option, held of record by Mr. Blumenthal, (ii) 710,759 shares underlying options to purchase Class B Common Stock that are currently exercisable or will be exercisable within 60 days of December 31, 2022, and (iii) 400,000 shares of Class A Common Stock and 4,104,882 shares of Class B Common Stock held by various family trusts over which Mr. Blumenthal may be deemed to have sole or shared beneficial ownership.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 93403J106	Schedule 13G	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2023

Neil H. Blumenthal

/s/ Neil H. Blumenthal